News Release

Burcon Announces Execution of $10 Million Loan Agreement

Vancouver, British Columbia, June 21, 2022 -- Burcon NutraScience Corporation ("Burcon" or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of plant-based proteins for foods and beverages, announced today that it has entered into a loan agreement (the "Loan Agreement") pursuant to which Large Scale Investments Limited (the "Lender"), a wholly-owned subsidiary of Firewood Elite Limited ("Firewood"), will provide Burcon with a secured loan (the "Loan") of up to $10 million (the "Loan Amount"). Firewood is wholly-owned by Mr. Alan Chan, a director of Burcon.

Upon the satisfaction of certain conditions with respect to each tranche, the Loan Amount will be available in two tranches of $5 million each. The first tranche, which is currently available to the Company, has a maturity date of July 1, 2024 and the second tranche will have maturity date that is 24 months from the closing date of such tranche (in each case, the "Maturity Date"). The Lender will be paid a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on: (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of such tranche. The drawn portion of the Loan Amount will bear interest at a rate of 8% per annum (the "Principal Balance"). Interest on the Principal Balance will accrue monthly, not in advance, and will be payable on the Maturity Date of the applicable tranche.

The net proceeds from the Loan will be used to continue Burcon's joint venture operations, commercialization efforts, for partnering discussions for its plant-based protein technologies, for continued research and development of Burcon's protein extraction and purification technologies, for work on Burcon's intellectual property portfolio and for other general corporate purposes.

Firewood is an insider and related party of Burcon as it currently indirectly holds 22,866,574 common shares of Burcon ("Common Shares"), representing approximately 21.03% of the outstanding Common Shares. In addition, Mr. Alan Chan, a director of Burcon, is also a director of Firewood and the Lender, respectively. The Loan is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Burcon is relying on the exemption available under Section 5.7(1)(f) of MI 61-101 minority shareholder approval requirement. Additionally, the Loan is exempt from the formal valuation requirement of MI 61-101 since it is a related party transaction under section (j) of the "related party transaction" definition of MI 61-101. The Loan Agreement was approved by the independent members of the board of directors of Burcon, with Mr. Alan Chan abstaining from the vote. Burcon will file a material change report containing the prescribed disclosure under MI 61-101 on or before June 30, 2022.

"We are pleased to have arranged this non-dilutive financing with a major shareholder of Burcon," said Peter H. Kappel, Burcon's interim CEO and Chairman of the board, adding that, "We've laid the groundwork for additional strategic partnerships and with this support, we can continue our commercialization efforts."

The Loan Agreement was conditionally approved by the TSX on June 17, 2022.

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins for foods and beverages. With over two decades of experience formulating high-purity proteins that have superior functionality, taste and nutrition, Burcon has amassed an extensive patent portfolio covering its novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed, among other plant sources. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has since built and commissioned a state-of-the-art protein production facility in Manitoba, Canada that is producing, under license from Burcon, best-in-class pea and canola proteins for the food and beverage industries. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein.

This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the drawdown of the Loan, satisfaction of closing conditions to drawdown and availability of the second tranche of the loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Director, Investor Relations

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM